316 ATS

02018638

VF 3-22-02

RECEIVED FEB 28 2002 340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THREE ARROWS CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7517 WESTFIELD DRIVE
(No. and Street)

BETHESDA (City) MARYLAND (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD PETERSON (301) 229-6240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, SITA & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

7833 WALKER DRIVE, SUITE 520 (Address) GREENBELT (City) MD (State) 20770 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 3-22-02

OATH OR AFFIRMATION

I, RONALD PETERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THREE ARROWS CAPITAL CORPORATION, as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-27-02

NOTARY ... MOROCCO
... STATE OF MARYLAND
My Commission Expires 3-1-2003

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

THREE ARROWS CAPITAL CORPORATION

December 31, 2001

CONTENTS

Davis, Sita & Company, P.A.
Certified Public Accountants • Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Three Arrows Capital Corp.

We have audited the accompanying statement of financial condition of Three Arrows Capital Corp. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Arrows Capital Corp. as of December 31, 2001, and the results of its operations, changes in its stockholder's equity and cash flows for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Sita & Company, P.A.
Certified Public Accountants

February 1, 2002

7833 Walker Drive • Suite 520 • Greenbelt, Maryland 20770 • (301)220-1152 • *fax*(301)220-3814 • *web*:www.dsc-cpa.com

EXHIBIT "A"

THREE ARROWS CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets:		
Cash		$ 8,830
Furniture and Equipment:		
Cost	21,141	
Accumulated depreciation	15,714	
Cost less accumulated depreciation		5,427
Other Assets:		
Organization costs	4,359	
Less amortization	4,336	
Total other assets		23
TOTAL ASSETS		$ 14,280

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Loan Payable		$ 10,000
Stockholder's Equity:		
Common stock, par value $.001, 1,000,000 shares authorized, 100,000 shares issued and outstanding	100	
Additional paid-in capital	3,702	
Retained earnings	478	
Total stockholder's equity		4,280
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 14,280

See Notes to Financial Statements

EXHIBIT "B"

THREE ARROWS CAPITAL CORP.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:		
Consulting and underwriting	$ 38,273	
Interest	281	
Total revenue		$ 38,554
Expenses:		
Payroll and related expenses	5,089	
Registration fees	6,449	
Consultant	11,364	
Office expenses	20,605	
Accounting	3,358	
Depreciation and amortization	6,538	
Total expenses		53,403
Net loss before income taxes		(14,849)
Provision for income tax benefit		2,113
Net loss for the year		$(12,736)

See Notes to Financial Statements

EXHIBIT "C"

THREE ARROWS CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 100	$ 7,502	$ 13,214	$ 20,816
Capital distribution	-	(3,800)	-	(3,800)
Net loss	-	-	(12,736)	(12,736)
Balance, December 31, 2001	$ 100	$ 3,702	$ 478	$ 4,280

See Notes to Financial Statements

EXHIBIT "D"

THREE ARROWS CAPITAL CORP.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net loss - Exhibit "B"	$(12,736)	
Adjustment to reconcile net loss for the period to net cash provided by operating activities:		
Depreciation and amortization	6,538	
Decrease in prepaid expenses	2,000	
Decrease in provision for taxes	(2,113)	
Decrease in accounts payable	(448)	
Net cash used in operating activities		$(6,759)
Cash Flows From Financing Activities:		
Proceeds from note payable		10,000
Net capital subtractions		(3,800)
Net decrease in cash		(559)
Cash balance, December 31, 2000		9,389
Cash balance, December 31, 2001		$ 8,830

See Notes to Financial Statements

THREE ARROWS CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Three Arrows Capital Corp. ("The Company") is a Maryland Corporation organized on February 12, 1996. The purpose of the Company is to engage in the business of a registered securities dealer. The principal office is located in Bethesda, Maryland. However, the company offers its services nationally.

Method of Accounting

The financial statements of Three Arrows Capital Corp. have been prepared on the accrual basis of accounting. Under this method, certain revenues are recognized when earned, and certain expenses and purchases of assets are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Depreciation

The cost of office furnishings and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

Amortization

Organizational costs are being amortized on a straight-line basis over a period of 60 months.

NOTE 2 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting, which results in certain timing differences between revenues and expenses reported on the tax returns versus revenues and expenses reflected on the accrual basis financial statements. For the year ended December 31, 2001, the difference between income tax reporting and financial is negligible.

NOTE 3 - NOTE PAYABLE

The Company has negotiated a revolving subordinated loan agreement with First Union Bank in the amount of $25,000. The arrangement provides for principal payments to be made on demand with interest at the prime rate plus 2%. However, under the terms of agreements with NASD and First Union Bank, principal payments can only be made with the prior approval of the NASD. The loan is secured by the personal guarantee of Ron C. Peterson, who is the principal shareholder of the Company. During the year the Company borrowed $10,000 against the line. The agreement expires on July 17, 2002.

NOTE 4 - NET CAPITAL COMPUTATION

In its capacity as a broker-dealer, the Company comes under the rules and regulations of the National Association of Securities and Dealers and the Securities and Exchange Commission. In that regard the Company is required to maintain, at all times, net capital, as defined by the SEC, in the amount of $5,000. At December 31, 2001 the Company's net capital was $8,830, which was in excess of the required minimum.

THREE ARROWS CAPITAL CORP.

SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001

Computation of Net Capital:

Stockholder's equity	$ 4,280
Add:	
Note payable	10,000
Less:	
Furniture and equipment	(5,427)
Other assets	(23)
Net capital	8,830
Minimum capital requirement	5,000
Excess net capital	$ 3,830

Computation of Reserve Requirements:

Not applicable

Information Relative to Possession and Control Requirements Under SEC Rule 15c3-3

The Corporation is exempt from the provisions of SEC Rule 15c3-3 in accordance with paragraph (k)(2)(i). The Corporation does not carry securities accounts for its client.

Reconciliation Pursuant to Rule 17a-5(d)(4):

Net capital per December 31, 2001 FOCUS report	$ 8,830
Adjustment	-
Net capital per computation above	$ 8,830

Davis, Sita & Company, P.A.
Certified Public Accountants • Management Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Three Arrows Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Three Arrows Capital Corp. (the Company), for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control

7833 Walker Drive • Suite 520 • Greenbelt, Maryland 20770 • (301)220-1152 • *fax*(301)220-3814 • *web:*www.dsc-cpa.com

structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Board of Directors
Three Arrows Capital Corp.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Davis, Sita & Company, P.A.
Certified Public Accountants

February 1, 2002